Exhibit 99.1

2Q26 Results Gerdau S.A. Videoconference August 5 (Wednesday) 12:00 p.m. BRT 11:00 a.m. NY Click here to access the videoconference RI.GERDAU.COM RI.GERDAU.COM

São Paulo, August 4, 2026 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the second quarter of 2026. The consolidated financial statements of the Company are presented in Brazilian Reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and joint controlled entities, except when stated otherwise.

GERDAU ENDS 2Q26 WITH IMPROVED RESULTS, REFLECTING A COMBINATION OF OPERATIONAL STRENGTH AND A FOCUS ON PROFITABILITY

Steel shipments totaled **2.9 million tonnes** in 2Q26, up 3% from 1Q26;

Net sales totaled **R$17.9 billion** in 2Q26, up 7% from 1Q26;

Adjusted net income of R$1.5 billion in 2Q26, up 45% from 1Q26;

Adjusted EBITDA of R$3.4 billion in 2Q26, up 16% from 1Q26;

Adjusted EBITDA Margin of 19.2%, 1.5p.p. and 4.6p.p. higher than in 1Q26 and 2Q25, respectively;

Positive Free Cash Flow of R$237 million, despite working capital consumption and payment of interest and income tax;

Based on the 2Q26 results, the Company has approved **R$451.3 million as dividends** (R$0.23 per share), to be paid as of September 11, 2026;

2026 Share Buyback Program advances, with the acquisition of **31%** of the authorized shares in Gerdau S.A.;

CAPEX of R$1.0 billion in 2Q26, reaching 6M26, 45% of **R$4.7 billion** guidance for 2026.

In May 2026, Gerdau released its **2025 Annual Report**, which details the Company's environmental, social, and financial performance and highlights its **commitment** to **sustainable practices**;

Gerdau has made progress in the acquisition of **Dona Francisca Energética (DFESA)** entering into agreements that could result in 100% ownership of the asset and increase the Company's self-generated energy to **more than 50% of its energy consumption in Brazil**.



MAIN INDICATORS

CONSOLIDATED	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Shipments of steel (1,000 tonnes)	2,908	2,811	3.4%	2,823	3.0%	5,719	5,682	0.7%
Net sales[1] (R$ million)	17,871	16,716	6.9%	17,526	2.0%	34,586	34,901	-0.9%
Adjusted EBITDA[2] (R$ million)	3,430	2,958	15.9%	2,561	33.9%	6,388	4,963	28.7%
Adjusted EBITDA Margin[2] (%)	19.2%	17.7%	1.5 p.p	14.6%	4.6 p.p	18.5%	14.2%	4.2 p.p
Adjusted net income[2] (R$ million)	1,466	1,013	44.7%	864	69.7%	2,479	1,622	52.8%
Earnings per share (R$)[3]	0.74	0.51	44.4%	0.43	71.3%	1.25	0.79	58.2%
Net debt/Adjusted EBITDA	0.69x	0.74x	-0.05x	0.85x	-0.16x	0.69x	0.85x	-0.16x
Free cash flow (R$ million)	237	16	221	(772)	1,009	253	-2,025	2,278
EXCHANGE RATE (USD x BRL)								
Average USD	5.0494	5.2591	-4.0%	5.6661	-10.9%	5.1543	5.7591	-10.5%
USD at the end of the period	5.1766	5.2194	-0.8%	5.4571	-5.1%	5.1766	5.4571	-5.1%

1 - Includes iron ore and co-products sales.
2 - Non-accounting measurement calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generated in the period.
3- Measurement calculated based on Gerdau S.A.'s Net income.

Quarterly Results 2Q26 | **Gerdau S.A.** 2

Quarterly Results 2Q26 | Gerdau S.A. 3 MESSAGE FROM MANAGEMENT The Company saw a marked improvement in its results in 2Q26, driven by a combination of enhanced sales mix, higher realized prices, and initiatives aimed at bolstering its business competitiveness. On a consolidated basis, we reported an Adjusted EBITDA of R$3.4 billion and an Adjusted EBITDA margin of 19.2%, with sequential growth across all the Company’s reportable segments. Adjusted net income totaled R$1.5 billion, and steel shipments reached 2.9 million tonnes. In 2Q26, North America operations remained among the quarter’s key highlights. The region continued to benefit from a favorable demand environment, supported by strategic segments such as renewable energy, data centers, and manufacturing. Additionally, ongoing productivity gains and high asset utilization rates contributed to another quarter of improved performance. We ended 2Q26 with an Adjusted EBITDA of R$2.6 billion, up 15% from 1Q26, underscoring North America’s significant contribution to the Company’s consolidated Adjusted EBITDA. In Brazil, improved results were driven by a better sales mix - a greater share of shipments to the domestic market - and by higher realized prices in certain product lines. Even amid a scenario of still-moderate demand, the operational advancements achieved throughout the quarter helped offset part of the cost pressures associated with input inflation and rising logistics costs. In 2Q26, we recorded an Adjusted EBITDA of R$705 million, up 22% from 1Q26, reflecting the gradual recovery trend in results of our Brazilian operations. In South America, results were boosted by increased capacity utilization and improved sales mix. In Peru, operations continued to be supported by resilient demand and prices, particularly in the civil construction sector. In Argentina and Uruguay, shipment volumes gradually recovered throughout the quarter, still reflecting competitive market conditions and weaker demand. As a result, the segment recorded an Adjusted EBITDA of R$205 million, 10% higher than in 1Q26. The quarter’s performance improvement has contributed to maintaining solid cash generation, enabling the Company to continue executing its capital allocation strategy in a balanced manner. We invested a total of R$1.0 billion in CAPEX during the period, reaching in 6M26, 45% of the total planned for 2026, while advancing our key strategic projects. At the same time, we approved a dividend distribution of R$0.23 per share in 2Q26, totaling R$451.3 million, and continued to execute the 2026 Share Buyback Program, investing R$334 million and representing 31% of the authorized repurchase volume. With 125 years of history, we remain firmly committed to enhancing the Company’s competitiveness, swiftly adapting to market changes, and generating a positive impact in the regions where we operate. We would like to thank our employees, customers, suppliers, partners, shareholders and other stakeholders for their trust and support in building our history and continuously creating value. THE MANAGEMENT

Quarterly Results 2Q26 | Gerdau S.A. 4 PERFORMANCE BY BUSINESS SEGMENT BRAZIL – includes the long, flat, and special steel operations and the iron ore operation located in Brazil, as well as jointly-controlled and associated companies located in Brazil; NORTH AMERICA – includes the long and special steel operations in Canada and United States, as well as jointly controlled companies in Canada and Mexico; SOUTH AMERICA – includes the operations in Argentina, Peru and Uruguay. Valuation Guide ADJUSTED EBITDA3F0F0F 1 (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%) BRAZIL NORTH AMERICA SOUTH AMERICA 1 Non-accounting measurement calculated by the Company. The Company states Adjusted EBITDA to provide additional information on cash generated in the period. The percentage of Adjusted EBITDA from business segments is calculated considering the total Adjusted EBITDA of the three business segments. Annual Report

BRAZIL

PRODUCTION & SHIPMENTS

BRAZIL	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Volumes (1,000 tonnes)								
Production of crude steel	**1,560**	**1,469**	**6.2%**	**1,419**	**10.0%**	**3,029**	**2,864**	**5.8%**
Shipments of steel	**1,352**	**1,324**	**2.1%**	**1,356**	**-0.3%**	**2,676**	**2,788**	**-4.0%**
Domestic market	1,113	1,036	7.5%	1,163	-4.3%	2,149	2,242	-4.1%
Exports	239	288	-17.3%	194	23.3%	527	546	-3.4%
Shipments of long steel	**961**	**947**	**1.5%**	**940**	**2.3%**	**1,908**	**1,912**	**-0.2%**
Domestic market	739	704	5.0%	822	-10.1%	1,443	1,602	-10.0%
Exports	222	243	-8.6%	118	88.7%	465	310	50.3%
Shipments of flat steel	**391**	**378**	**3.5%**	**417**	**-6.2%**	**768**	**876**	**-12.2%**
Domestic market	374	332	12.8%	341	9.8%	706	639	10.5%
Exports	16	46	-63.8%	76	-78.3%	62	237	-73.9%

- In 2Q26, crude steel production was 6.2% and 10.0% higher than in 1Q26 and 2Q25, respectively, driven by increased utilization rates at mini mills. As a result, the segment's capacity utilization rate rose by 5 p.p. and 6 p.p. versus 1Q26 and 2Q25, respectively;
- According to Brazil Steel Institute data, steel imports decreased by more than 30% in 2Q26 versus 1Q26 and 2Q25, a trend observed mostly in flat steel segment. This was the first decline in steel imports since 2022; nevertheless, we believe the sector continues to face significant challenges, as the average steel import penetration rate stood at 22.5% in 1H26;
- In this context, we highlight the renewal of the tariff quota system for steel products, including a 30% reduction in the annual quota volume for certain NCMs (Mercosur Common Nomenclature), including wire rod, seamed tubing, hot-rolled coils, and cold-rolled coils. This measure, renewed in June 2026, covers approximately 30% of the volumes sold by Gerdau in Brazil;
- During the quarter, demand for steel remained moderate. The civil construction sector performed relatively steadily, while some industrial sectors continued to face greater pressure. In the automotive industry, a key market for Gerdau's special steel, we observed signs of upturn in the heavy vehicle segment throughout the quarter. Nevertheless, according to data from the National Association of Motor Vehicle Manufacturers (ANFAVEA), heavy vehicle production in the first half of 2026 was 11% lower than in the same period of the previous year;
- In 2Q26, total shipments were 2.1% higher than in 1Q26, fueled by increased domestic shipments. Growth for the quarter reflected an upturn in flat steel volumes, supported by a decline in imports and a gradual rebound in demand from the wind and shipbuilding sectors, as well as special steel shipment growth. In the common long steel segment, despite higher domestic shipments, the market remained under greater pressure from local competition. Year-over-year, total shipments remained stable, though with a greater share of exports (18% in 2Q26 versus 14% in 2Q25).



Quarterly Results 2Q26 | **Gerdau S.A.** 5

OPERATING RESULT

BRAZIL	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Results (R$ million)								
Net sales[1]	6,686	6,271	6.6%	7,317	-8.6%	12,957	14,811	-12.5%
Domestic market	5,816	5,269	10.4%	6,345	-8.3%	11,085	12,522	-11.5%
Exports	870	1,002	-13.2%	972	-10.5%	1,871	2,289	-18.2%
Cost of goods sold	(6,356)	(6,053)	5.0%	(6,794)	-6.4%	(12,410)	(13,493)	-8.0%
Gross profit	**329**	**218**	**51.0%**	**522**	**-37.0%**	**547**	**1,317**	**-58.5%**
Gross margin (%)	***4.9%***	***3.5%***	***1.4 p.p***	***7.1%***	***-2.2 p.p***	***4,2%***	***8.9%***	***-4.7 p.p***
Selling, general and administrative expenses	(221)	(222)	-0.5%	(255)	-13.2%	(444)	(481)	-7.7%
Other operating income (expenses)	(25)	(16)	52.3%	(2)	956.2%	(41)	(7)	463.6%
Depreciation and amortization	574	550	4.2%	546	5.1%	1,124	1,035	8.6%
Proportional EBITDA of associated companies and jointly controlled entities[2]	48	48	0.5%	67	-27.4%	96	109	-11.4%
Adjusted EBITDA[2]	**705**	**578**	**22.0%**	**877**	**-19.6%**	**1,283**	**1,973**	**-35.0%**
Adjusted EBITDA Margin[2] (%)	***10.5%***	***9.2%***	***1.3 p.p***	***12.0%***	***-1.4 p.p***	***9.9%***	***13.3%***	***-3.4 p.p***

1- Includes iron ore and co-products sales.
2- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 2Q26, Net sales went up 6.6% versus 1Q26, reflecting the slight improvement in realized prices across some product lines and better sales mix. Year-over-year, Net sales declined 8.6%, still impacted by lower realized prices compared to the previous year;
- The Cost of goods sold came 5.0% higher than in 1Q26, explained by increased shipments of higher value-added products and pressures on production costs resulting from rising metal input prices, in addition to higher logistics and freight costs. Nevertheless, the operating gains achieved during the quarter, mainly boosted by higher production volumes, helped to partially offset these effects. Year-over-year, the Cost of goods sold went down 6.4%, benefiting from lower cost per tonne due to productivity gains and greater dilution of fixed costs in the comparable period, when the Ouro Branco unit underwent structural and operational adjustments aimed at preparing for new investments;
- As a result, Adjusted EBITDA was 22.0% higher than in 1Q26 and 19.6% lower than in 2Q25. Although 6M26 EBITDA remained lower in the year-over-year comparison, we have observed a gradual improvement in results over the past few quarters, driven by enhanced operating profitability.


GERDAU
O futuro se molda
GERDAU
O futuro se molda

Quarterly Results 2Q26 | **Gerdau S.A.** 6

NORTH AMERICA

PRODUCTION & SHIPMENTS

NORTH AMERICA	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Volumes (1,000 tonnes)								
Production of crude steel	1,493	1,513	-1.3%	1,485	0.5%	3,006	2,880	4.4%
Shipments of steel	1,347	1,276	5.5%	1,256	7.3%	2,623	2,485	5.6%
Bars	569	546	4.3%	544	4.7%	1,115	1,056	5.6%
Shapes	697	668	4.4%	647	7.8%	1,366	1,310	4.3%
Downstream	80	62	28.3%	65	23.4%	142	119	19.4%

- In 2Q26, crude steel production came 1.3% lower than in 1Q26, reflecting maintenance shutdowns carried out throughout the quarter and the completion of the restocking of billet inventories in line with the schedule of planned shutdowns for the second half of 2026. Year-over-year, production remained at similar levels. It is worth noting that from 2Q25 onward, the Section 232 tariff adjustments have contributed to a more favorable environment for local producers;
- In 2Q26, steel shipments went up 5.5% and 7.3% versus 1Q26 and 2Q25, respectively. In the common long steel segment, the order backlog remained above 100 days, the highest level since 2021, contributing to the highest quarterly shipment volume since the Company's current industrial structure;
- In the special steel segment, tighter supply, driven by a decline in imports and industry consolidation, sustained a gradual recovery in the operation's shipment volume, which hit its highest level since the second quarter of 2019. Nevertheless, demand levels remain below historical averages, particularly in the non-automotive sectors.

OPERATING RESULT

NORTH AMERICA	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Results (R$ million)								
Net sales	10,126	9,349	8.3%	9,139	10.8%	19,476	17,907	8.8%
Cost of goods sold	(7,798)	(7,430)	5.0%	(7,744)	0.7%	(15,227)	(15,518)	-1.9%
Gross profit	**2,328**	**1,920**	**21.3%**	**1,395**	**66.9%**	**4,248**	**2,390**	**77.8%**
Gross margin (%)	***23.0%***	***20.5%***	***2.5 p.p***	***15.3%***	***7.7 p.p***	***21.8%***	***13.3%***	***8.5 p.p***
Selling, general and administrative expenses	(181)	(188)	-3.5%	(204)	-11.1%	(369)	(417)	-11.4%
Other operating income (expenses)	15	11	30.9%	31	-53.0%	26	31	-17.0%
Depreciation and amortization	273	282	-3.2%	317	-13.9%	554	627	-11.6%
Proportional EBITDA of associated companies and jointly controlled entities	166	227	-27.1%	96	72.0%	393	202	95.1%
Adjusted EBITDA[1]	**2,600**	**2,252**	**15.4%**	**1,635**	**59.0%**	**4,852**	**2,833**	**71.3%**
Adjusted EBITDA Margin[1] (%)	***25.7%***	***24.1%***	***1.6 p.p***	***17.9%***	***7.8 p.p***	***24.9%***	***15.8%***	***9.1 p.p***

1- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 2Q26, Net sales was 8.3% and 10.8% higher than in 1Q26 and 2Q25, respectively, fueled by increased shipment volume, higher realized prices and a greater share of higher value-added products in the sales mix. The price adjustments implemented over the past few quarters contributed to the Net sales growth per tonne; however, the U.S. dollar depreciation against the Brazilian real partially mitigated these gains in both comparisons;
- Cost of sales per tonne was 5.0% higher than in 1Q26, driven by increased shipment volume and pressures related to rising production costs, such as maintenance, fuel, and electricity. Nevertheless, the cost per tonne decreased quarter-over-quarter, mainly driven by the U.S. dollar depreciation against the Brazilian real. Year-over-year, the Cost of goods sold remained stable, as the positive foreign exchange effect (-10.9%) offset shipment growth and production costs;
- As a result, Adjusted EBITDA came 15.4% and 59.0% higher than in 1Q26 and 2Q25, respectively. In 6M26, incremental EBITDA totaled roughly R$2.0 billion year-over-year, primarily driven by improved results in the long steel operations and by the positive contribution from jointly controlled entities in Mexico.

Quarterly Results 2Q26 | **Gerdau S.A.** 7

SOUTH AMERICA

PRODUCTION & SHIPMENTS

SOUTH AMERICA	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Volumes (1,000 tonnes)								
Production of crude steel	175	167	4.4%	148	18.1%	342	292	16.9%
Shipments of steel[1]	282	306	-7.8%	288	-2.2%	588	525	11.9%

1- Includes resale of products imported from the Brazil Segment.

- In 2Q26, the growth in crude steel production mainly reflected the sustained level of asset utilization in Peru, along with the steady recovery of activities in Argentina and Uruguay. As a result, the segment's capacity utilization rate increased by 4 p.p. and 12 p.p. versus 1Q26 and 2Q25, respectively;
- Steel shipments came 7.8% lower than in 1Q26, driven by weaker volumes in Peru following the shipment anticipation observed in the previous quarter. In Argentina and Uruguay, despite the quarter-over-quarter decline in volumes, we saw a higher share of shipments destined for the domestic market, contributing to a more favorable mix. Year-over-year, shipments were down 2.2%, mainly impacted by weaker demand in the key sectors served in Argentina and Uruguay.

OPERATING RESULT

SOUTH AMERICA	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Results (R$ million)								
Net sales	1,279	1,396	-8.4%	1,331	-3.9%	2,675	2,697	-0.8%
Cost of goods sold	(1,108)	(1,241)	-10.7%	(1,219)	-9.1%	(2,349)	(2,425)	-3.1%
Gross profit	**171**	**155**	**10.5%**	**112**	**52.5%**	**326**	**272**	**19.8%**
Gross margin (%)	***13.4%***	***11.1%***	***2.3 p.p***	***8.4%***	***5.0 p.p***	***12.2%***	***10.1%***	***2.1 p.p***
Selling, general and administrative expenses	(43)	(42)	0.4%	(42)	1.4%	(85)	(87)	-2.6%
Other operating income (expenses)	2	3	-31.5%	1	146.2%	5	5	-9.5%
Depreciation and amortization	75	70	5.7%	78	-4.7%	145	148	-1.9%
Adjusted EBITDA[1]	**205**	**186**	**10.4%**	**149**	**37.4%**	**391**	**338**	**15.7%**
Adjusted EBITDA Margin[1] (%)	***16.0%***	***13.3%***	***2.7 p.p***	***11.2%***	***4.8 p.p***	***14.6%***	***12.5%***	***2.1 p.p***

1- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 2Q26, Net sales went down 8.4% from 1Q26, mainly reflecting weaker shipment volumes and the impact of the U.S. dollar depreciation against the Brazilian real (-4.0%). Conversely, Net sales per tonne remained stable, benefiting from an improved sales mix in Argentina, with a higher share of the domestic market, and prices remaining at healthy levels in Peru. Year-over-year, Net sales was 3.9% lower, mainly impacted by the foreign exchange effect (-10.9%), which more than offset the benefits resulting from the improved sales mix;
- Cost of goods sold came 10.7% lower than in 1Q26, also driven by weaker shipment volumes and foreign exchange effects during the quarter. Meanwhile, the cost per tonne in U.S. dollars remained stable, benefiting from higher capacity utilization in Argentina and Uruguay and the ongoing implementation of operational efficiency initiatives in Peru. Year-over-year, the Cost of goods sold was 9.1% lower, with Peru operation standing out, as it benefited from productivity gains in both the melt shop and rolling mills, in addition to greater fixed costs dilution;
- As a result, Adjusted EBITDA came 10.4% and 37.4% higher than in 1Q26 and 2Q25, respectively. In 6M26, incremental EBITDA totaled roughly R$53 million year-over-year, mainly boosted by shipment growth.

Quarterly Results 2Q26 | **Gerdau S.A.** 8

CONSOLIDATED RESULTS

The consolidated results for 2Q26 highlighted the Company's enhanced profitability, driven by a favorable combination of price movements, an improved sales mix, and ongoing advances in operational efficiency initiatives.

Although Brazil and North America accounted for similar shares of consolidated steel shipments in 2Q26, our North America operations accounted for roughly 56% of consolidated Net sales and 74% of consolidated Adjusted EBITDA, evidencing its greater contribution to the Company's value creation.

At the same time, the operational progress observed across all regions reinforces the pillars underpinning Gerdau's strategy, which combines a diversified geographic presence, production flexibility, and operational discipline. We remain focused on sustainable value creation and our ability to adapt to changes in the markets where we operate, enhancing our position to tap long-term growth opportunities.

PRODUCTION & SHIPMENTS

CONSOLIDATED	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Volumes (1,000 tonnes)								
Crude steel production	3,228	3,149	2.5%	3,052	5.8%	6,377	6,037	5.6%
Shipments of steel	2,908	2,811	3.4%	2,823	3.0%	5,719	5,682	0.7%

In 2Q26, crude steel production was 2.5% and 5.8% higher than in 1Q26 and 2Q25, respectively, boosted by higher capacity utilization at mini-mills in Brazil and South America, as well as sustained high production levels in North America. As a result, the capacity utilization rate reached 82% in 2Q26, up 2 p.p. from 1Q26 and 4 p.p. higher than in 2Q25.

Steel shipments totaled 2.9 million tonnes in 2Q26, 3.4% and 3.0% higher than in 1Q26 and 2Q25, respectively, notably North America, which recorded the highest shipment volume of common long steel under the current operational structure.

STEEL SHIPMENTS (1,000 TONNES) BY SEGMENT (%)



BRAZIL
NORTH AMERICA
SOUTH AMERICA
2Q26
45.4%
2Q26
45.2%
2Q26
9.4%
1,356
1,324
1,352
1,256
1,276
1,347
288
306
282
2Q25
1Q26
2Q26
2Q25
1Q26
2Q26
2Q25
1Q26
2Q26

Quarterly Results 2Q26 | **Gerdau S.A.** 9

GROSS PROFIT

CONSOLIDATED	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Results (R$ million)								
Net sales	17,871	16,716	6.9%	17,526	2.0%	34,586	34,901	-0.9%
Cost of goods sold	(15,041)	(14,422)	4.3%	(15,495)	-2.9%	(29,463)	(30,924)	-4.7%
Gross profit	**2,829**	**2,294**	**23.3%**	**2,031**	**39.3%**	**5,123**	**3,977**	**28.8%**
Gross margin	*15.8%*	*13.7%*	*2.1 p.p*	*11.6%*	*4.2 p.p*	*14.8%*	*11.4%*	*3.4 p.p*

Net sales totaled R$17.9 billion in 2Q26, 6.9% higher than in 1Q26, mainly fueled by increased shipment volumes and a more favorable pricing environment in North America.

Year-over-year, Net sales came 2.0% higher, reflecting improved results in North America, which more than offset the decline in Net sales in Brazil and South America, as well as the impact of the U.S. dollar depreciation against the Brazilian real during the period (-10.9%).

Cost of goods sold came 4.3% higher than in 1Q26, driven by increased shipment volumes, pressures on production and logistics costs, and greater share of value-added products in the sales mix. These impacts were partially offset by operating gains and higher asset utilization throughout the quarter. Year-over-year, Cost of goods sold went down 2.9%, benefiting from the U.S. dollar depreciation against the Brazilian real and the decline in the cost per tonne in Brazil.

As a result, Gross profit totaled R$2.8 billion in 2Q26, 23.3% and 39.3% higher than in 1Q26 and 2Q25, respectively, reflecting the Company's enhanced operating profitability.

NET SALES (R$ MILLION) SHARE BY SEGMENT (%)


BRAZIL
2Q26
37.0%
NORTH AMERICA
2Q26
56.0%
SOUTH AMERICA
2Q26
7.0%
7,317
6,271
6,686
2Q25
1Q26
2Q26
9,139
9,349
10,126
2Q25
1Q26
2Q26
1,331
1,396
1,279
2Q25
1Q26
2Q26

Quarterly Results 2Q26 | **Gerdau S.A.** 10

GERDAU
Shape the future

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

CONSOLIDATED	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Results (R$ million)								
SG&A	(517)	(522)	-0.9%	(557)	-7.1%	(1,039)	(1,100)	-5.5%
Selling expenses	(189)	(186)	2.0%	(205)	-7.9%	(375)	(399)	-6.2%
General and admininstrative expenses	(328)	(336)	-2.5%	(352)	-6.7%	(664)	(700)	-5.2%
%SG&A/Net Sales	***2.9%***	***3.1%***	***-0.2 p.p***	***3.2%***	***-0.3 p.p***	***3.0%***	***3.2%***	***-0.1 p.p***

Selling, general & administrative expenses (SG&A) totaled R$517 million in 2Q26, 0.9% and 7.1% lower than in 1Q26 and 2Q25, respectively, reflecting ongoing efforts of expenses control and discipline, also the impact of the U.S. dollar depreciation against the Brazilian real on overseas operations. As a percentage of Net sales, SG&A decreased 0.2 p.p. versus 1Q26 and 0.3 p.p. versus 2Q25, ending the quarter at 2.9% in the Net sales ratio.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA - (R$ million)	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Net income	1,466	1,013	44.7%	864	69.7%	2,479	1,622	52.8%
Net financial result	308	321	-4.1%	335	-8.2%	629	643	-2.3%
Provision for income and social contribution taxes	559	500	11.8%	286	95.5%	1,059	606	74.8%
Depreciation and amortization	921	902	2.0%	937	-1.7%	1,823	1,810	0.7%
EBITDA - CVM Instruction[1]	**3,254**	**2,736**	**18.9%**	**2,422**	**34.3%**	**5,990**	**4,682**	**27.9%**
Equity in earnings of unconsolidated companies	(55)	(82)	-32.9%	(26)	108.0%	(137)	(36)	283.6%
Proportional EBITDA of associated companies and jointly controlled entities (a)	214	276	-22.5%	163	31.3%	490	310	57.9%
Losses due to non-recoverability of financial assets	17	28	-39.3%	3	546.0%	45	7	584.0%
Adjusted EBITDA[2]	**3,430**	**2,958**	**15.9%**	**2,561**	**33.9%**	**6,388**	**4,963**	**28.7%**
Adjusted EBITDA margin	*19.2%*	*17.7%*	*1.5 p.p*	*14.6%*	*4.6 p.p*	*18.5%*	*14.2%*	*4.2 p.p*

CONCILIATION OF CONSOLIDATED EBITDA - (R$ million)	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
EBITDA - CVM Instruction[1]	3,254	2,736	18.9%	2,422	34.3%	5,990	4,682	27.9%
Depreciation and amortization	(921)	(902)	2.0%	(937)	-1.7%	(1,823)	(1,810)	0.7%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**2,332**	**1,834**	**27.2%**	**1,485**	**57.1%**	**4,167**	**2,871**	**45.1%**

1 – Non-accounting measurement calculated in accordance with CVM Resolution No. 156 of June 23, 2022.
2 – Non-accounting measurement reconciled with information stated in the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.
(a) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 22 to the Company's Financial Statements.

Gerdau ended 2Q26 with an Adjusted EBITDA of R$3.4 billion and an Adjusted EBITDA Margin of 19.2%. Quarter-over-quarter, Adjusted EBITDA went up 15.9%, mainly reflecting a strong performance in North America, volumes recovery and improved sales mix in Brazil. Year-over-year, Adjusted EBITDA came 33.9% higher, driven by the relevant growth in North America's EBITDA, which more than offset the decline in Brazil's EBITDA.

In 6M26, incremental EBITDA totaled roughly R$1.4 billion year-over-year, fueled by the more favorable demand environment in North America and productivity gains across all reportable segments.

Quarterly Results 2Q26 | **Gerdau S.A.** 11

GERDAU
Shape the future

QUARTERLY CHANGE IN ADJUSTED EBITDA (R$ MILLION)


2,958
118
1,085
(599)
(132)
3,430
Adjusted EBITDA 1Q26
Volume
Price
Cost of goods sold and SG&A
Exchange variation and Others
Adjusted EBITDA 2Q26

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


14.6%
15.2%
14.0%
17.7%
19.2%
2,561
2,737
2,374
2,958
3,430
2Q25
3Q25
4Q25
1Q26
2Q26
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Financial result	**(308)**	**(321)**	**-4.1%**	**(335)**	**-8.2%**	**(629)**	**(643)**	**-2.3%**
Financial income	112	126	-10.8%	141	-20.3%	238	295	-19.2%
Financial expenses	(453)	(443)	2.2%	(457)	-0.9%	(896)	(894)	0.2%
Exchange variation	86	81	6.4%	88	-2.1%	167	164	1.9%
Inflation adjustments in Argentina	(55)	(66)	-16.1%	(60)	-7.7%	(121)	(129)	-5.9%
Financial expenses from Bonds buybacks	-	-	-	(40)	-	-	(40)	-
Gains on financial instruments, net	2	(19)	-	(7)	-	(17)	(39)	-56.4%

The Financial result was negative R$308 million in 2Q26, down 4.1% from 1Q26, due to the lesser effect of inflation adjustments in Argentina. Year-over-year, the Financial result came 8.2% lower than in the previous period, when it was primarily impacted by expenses related to the Bonds buyback.

Quarterly Results 2Q26 | **Gerdau S.A.** 12

ADJUSTED NET INCOME

CONSOLIDATED (R$ million)	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Operating Income before Financial Result and Taxes[1]	**2,332**	**1,834**	**27.2%**	**1,485**	**57.1%**	**4,166**	**2,871**	**45.1%**
Financial result	(308)	(321)	-4.1%	(335)	-8.2%	(629)	(643)	-2.3%
Income before taxes[1]	**2,025**	**1,513**	**33.8%**	**1,150**	**76.1%**	**3,538**	**2,228**	**58.8%**
Income and social contribution taxes	(559)	(500)	11.8%	(286)	95.5%	(1,059)	(606)	74.8%
Net income[1]	**1,466**	**1,013**	**44.7%**	**864**	**69.7%**	**2,479**	**1,622**	**52.8%**
Earnings per share (R$)[3]	**0.74**	**0.51**	**44.4%**	**0.43**	**71.3%**	**1.25**	**0.79**	**58.2%**

1- Accounting measurement disclosed in the Company's Income Statement.
2 - Non-accounting measurement calculated by the Company to state the Net income adjusted for non-recurring items that influenced results, if applicable.
3 - Measurement calculated based on Net income of Gerdau S.A.

Adjusted Net income totaled R$1.5 billion, up 44.7% and 69.7% from 1Q26 and 2Q25, respectively. Both variations are explained by the dynamics of the Company's operating and financial results, as detailed in the explanations of Adjusted EBITDA and Financial result.

ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%)


4.9%
6.1%
3.9%
6.1%
8.2%
864
1,090
670
1,013
1,466
2Q25
3Q25
4Q25
1Q26
2Q26
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

Quarterly Results 2Q26 | Gerdau S.A.
13

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	2Q26	1Q26	Δ	2Q25	Δ
Short term	630	910	-30.8%	2,553	-75.3%
Long term	12,928	12,925	0.0%	15,537	-16.8%
Gross debt	**13,558**	**13,834**	**-2.0%**	**18,090**	**-25.1%**
Gross debt / Total capitalization[1]	20.2%	20.8%	-0.7 p.p	24.8%	-4.6 p.p
Cash, cash equivalents and short-term investments	5,440	5,590	-2.7%	8,974	-39.4%
Net debt	**8,118**	**8,245**	**-1.5%**	**9,116**	**-11.0%**
Net debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.69x**	**0.74x**	**-0.05x**	**0.85x**	**-0.16x**

1- Total capitalization = Shareholders' equity + Gross debt - Interest on debt.
2- Net debt = Gross debt - Interest on debt - Cash, cash equivalents, and financial investments.
3- Adjusted EBITDA in the last 12 months.

TYPE OF FINANCING



6%
9%
85%
Capital market
Bank Loans
Others

On June 30, 2026, Gross debt totaled R$13.6 billion, 2.0% lower than in 1Q26, reflecting the interest payment on loans, and the U.S. dollar depreciation against the Brazilian real (-0.8%). Year-over-year, Gross debt was 25.1% lower due to loan settlements and the impact of the U.S. dollar depreciation against the Brazilian real (-5.1%).

In terms of cash position, we ended the quarter with R$5.4 billion in available cash, resulting in a Net debt of R$8.1 billion for the period and a Net debt/EBITDA ratio of 0.69x, a lower level versus 1Q26 and 2Q25, mainly reflecting the Adjusted EBITDA growth during the comparable periods.

At quarter-end, the Gross debt exposure by currency was nearly 53% denominated in U.S. dollars, 46% in Brazilian reais and 1% in other currencies. In relation to the average payment term, we ended at 7.6 years, and the weighted average nominal cost was 6.13% per annum for U.S. dollar-denominated debts and CDI –0.15% for Brazilian reais-denominated debts.

On June 30, 2026, the Company's Global Revolving Credit Facility (RCF) totaling US$875 million (equivalent to R$4.5 billion), was fully available.

DEBT BY CURRENCY



1%
46%
53%
USD
BRL
Others

CASH BY CURRENCY



4%
29%
67%

DEBT (R$ BILLION) & LEVERAGE RATIO



0.85x
0.81x
0.76x
0.74x
0.69x
18.1
18.6
14.2
13.8
13.6
9.0
9.9
6.4
5.6
5.4
9.1
8.8
7.8
8.2
8.1
2025
3Q25
4Q25
1Q26
2Q26
Net debt
Cash
Gross debt
Net debt/Adjusted EBITDA

LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)



10.0
4.5
5.5
0.3
1.0
0.9
0.1
1.5
0.1
1.5
0.3
1.4
3.4
0.3
2.8
Liquidity
2026
2027
2028
2029
2032
2035
2036 & After
Cash & Equiv.
RCF¹
Bonds
Debentures
Bank loans

[1] Global Revolving Credit Facility

The Net debt/Adjusted EBITDA ratio ended the quarter at 0.69x, a healthy leverage level and below the debt policy, reiterating the Company's capacity to execute its investments commitments necessary for its business' developments.

Quarterly Results 2Q26 | **Gerdau S.A.** 14

INVESTMENTS (CAPEX)

CAPEX totaled R$1.0 billion in 2Q26, and in 6M26 reached 45% of the total planned for the year. Of the amount invested in the quarter, 44% was allocated to Maintenance and 56% to Competitiveness, in line with the Company's strategy to boost efficiency and reduce its operating costs.

In 2Q26, 80% of the CAPEX were allocated to operations in Brazil. We continue to make progress toward completing the integrated testing phase of the Miguel Burnier sustainable mining platform, which is scheduled to begin operations in the third quarter of 2026. In addition, we have advanced the scrap processing project in Pindamonhangaba, reaching 90% of physical progress at the quarter-end and remaining on track to begin operations in the third quarter of 2026.

In North America, the investment to expand capacity at the Midlothian (TX) unit continues to evolve, with 80% of physical progress and remains on track to begin operations in the second half of 2026. Phase 1 of expansion project will add 150 thousand tonnes of crude steel per year to our largest North American asset, while also improving productivity and operational efficiency. As the investment will require a relatively short maintenance shutdown—of less than two months—limited to the melt shop area, the Company does not expect any material impact on shipment volumes, supported by the use of semi-finished product inventories built up over recent quarters.

TOTAL CAPEX (R$ MILLION)


2Q25
1,274
264
62
1,600
1Q26
926
145
27
1,098
2Q26
803
175
30
1,008
Brazil
North America
South America


CAPEX
2Q26
56%
44%
Competitiveness
Maintenance

WORKING CAPITAL & CASH CONVERSION CYCLE

Working capital ended 2Q26 totaling R$15.9 billion, 5.4% and 9,5% higher than in 1Q26 and 4Q25, respectively. These changes are in line with the Net sales growth, shipment volumes, and steel production during the comparable periods, reflecting increased Accounts receivable and Inventory. The financial cycle (Working capital divided by Net sales in the quarter) decreased 1 day vs. 1Q26 and increased 3 days vs. 4Q25.

Detailed information on Working capital accounts is presented in Notes 5, 6 and 11 to the Financial Statements.

CASH CONVERSION CYCLE (DAYS) & WORKING CAPITAL (R$ BILLION)


84
78
77
81
80
16.3
15.7
14.5
15.1
15.9
16.0
15.3
14.7
15.2
16.1
5.8
5.9
4.8
5.9
6.0
(5.6)
(5.5)
(5.0)
(6.0)
(6.2)
2Q25
3Q25
4Q25
1Q26
2Q26
Inventories
Clients
Suppliers
Financial Cycle

Quarterly Results 2Q26 | **Gerdau S.A.** 15

FREE CASH FLOW

CONSOLIDATED (R$ million)	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Adjusted EBITDA	**3,430**	**2,958**	**471**	**2,561**	**868**	**6,388**	**4,963**	**1,425**
Working capital[1]	(933)	(980)	47	(286)	(647)	(1,913)	(1,053)	(860)
Income tax[2]	(657)	(93)	(564)	(458)	(199)	(750)	(774)	24
CAPEX[3]	(1,064)	(1,168)	104	(1,659)	595	(2,232)	(3,498)	1,266
Interest[4]	(630)	(71)	(559)	(499)	(131)	(701)	(614)	(87)
Proportional EBITDA of JVs[5]	56	(258)	314	(156)	212	(202)	(284)	82
Intangibles and leasing[6]	(171)	(149)	(22)	(159)	(12)	(320)	(309)	(11)
Others[7]	206	(223)	429	(117)	323	(17)	(455)	438
Free cash flow	**237**	**16**	**221**	**(772)**	**1,009**	**253**	**(2,025)**	**2,278**

1- Includes the cash effect of customers, inventories, and suppliers accounts.
2- Includes the cash effect of income tax on the Company's several subsidiaries, as well as the portion accrued in previous periods and due in the current period.
3- Includes the addition of R$1.0 billion in CAPEX investments in 2Q26, adjusted for the cash effect of the change in accounts payable to property, plant, and equipment suppliers related to acquisitions from previous periods, paid in the current period.
4- Includes the payment of interest on loans and financing and interest on lease.
5- Proportional EBITDA of associated companies and joint controlled entities (joint ventures), net of dividends received from these JVs.
6- Disbursements for other intangible assets and lease payments.
7- Other changes include the Other Assets and Liabilities accounts.

RECONCILIATION OF ADJUSTED EBITDA TO FREE CASH FLOW (R$ MILLION)


3,430
(933)
(657)
(1,064)
(630)
56
(171)
206
237
Adjusted EBITDA 2Q26
Working Capital
Income tax
CAPEX
Interest
Proportional EBITDA of JVs
Intangibles and leasing
Others
Free cash flow 2Q26

Free cash flow was positive R$237 million in 2Q26, R$220 million higher than in 1Q26, primarily driven by Adjusted EBITDA growth and the effect of the joint ventures' pro rata EBITDA, partially offset by interest payments on loans, as set forth in the debt amortization schedule. Year-over-year, Free cash flow increased R$1.0 billion, mainly reflecting Adjusted EBITDA growth and lower disbursements of CAPEX, partially offset by higher working capital consumption.

RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

CONSOLIDATED (R$ million)	2Q26	1Q26	Δ	2Q25	Δ	6M26	6M25	Δ
Free cash flow[1]	**237**	**16**	**221**	**(772)**	**1,009**	**253**	**(2,025)**	**2,278**
(+) Purchases of property, plant and equipment	1,064	1,168	(104)	1,659	(595)	2,232	3,498	(1,266)
(+) Additions in other intangibles	38	37	1	41	(3)	75	74	1
(+) Leasing payment	133	111	22	118	15	245	235	10
(-) Short-term investments	(94)	(3)	(91)	(352)	259	(97)	(490)	393
(+) Proceeds from maturities and sales of short-term investments	156	179	(23)	321	(164)	336	622	(286)
Net cash provided by operating activities[2]	**1,535**	**1,509**	**26**	**1,014**	**521**	**3,044**	**1,915**	**1,129**

1 – Non-accounting measurement calculated by the Company to state Free cash flow.
2 – Accounting measurement disclosed in the Company's Cash flow statement.

Quarterly Results 2Q26 | **Gerdau S.A.** 16

NET CASH VARIATION (R$ MILLION)

We ended 2Q26 with a cash balance of R$5.4 billion, a reduction of R$150 million versus 1Q26, mainly driven by the dividend payments and the share buyback program. This result was partially offset by positive Free cash flow, evidencing the Company's operations strength and capital management efficiency.



5,590
237
62
(363)
(105)
5
14
5,440
1Q26 Cash
2Q26 Free Cash Flow
Financing Variation
Dividends
Share buybacks
M&A
Exchange variation & Other
2Q26 Cash

RETURN TO SHAREHOLDERS

DIVIDENDS

On August 4, 2026, the Board of Directors of Gerdau S.A. approved the distribution of dividends in the amount of R$0.23 per share, equivalent to R$451.3 million. The payment will be made on September 11, 2026, based on shareholders of record on August 19, 2026, with ex-dividend date on August 20, 2026.

The Company maintains its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.'s corporate annual Net income after recording the reserves provided for in its Bylaws.

SHARE BUYBACK PROGRAM

As released in the Material Fact of February 23, 2026, the Board of Directors approved a new share buyback program ("2026 Buyback Program") issued by Gerdau S.A., with an amount of up to 55,000,000 preferred shares to be repurchased, representing approximately 4.4% of outstanding preferred shares (GGBR4) and/or ADRs backed by outstanding preferred shares (GGB) and up to 1,441,120 common shares, representing approximately 10% of outstanding common shares (GGBR3).

As of June 30, 2026, the Company had repurchased 353,000 common shares and 16,013,200 preferred shares under the 2026 Buyback Program, totaling R$311.3 million. In addition, during July[2], 35,100 common shares and 1,020,900 preferred shares were repurchased, equivalent to R$22.5 million. As a result, Gerdau S.A. has reached approximately 31% of the 2026 Buyback Program, nearly 17.4 million shares (including GGBR3 and GGBR4), totaling an investment of R$334.0 million in referred program. Management points out that the current share buyback plan remains in effect.

In addition, on August 4, 2026, the Board of Directors approved the cancellation of 163,100 common shares and 6,975,000 preferred shares issued by the Company. After the cancellation of shares, the Company's share capital will consist of 716,975,719 common shares and 1,261,042,330 preferred shares, with no par value.

Maintaining the consistency of returns to shareholders through the payment of dividends in line with the policy and the solid execution of the share buyback program, the Company distributed R$555.9 million in 2Q26, or a payout of 40.3%.

[2] Considers buybacks made through July 17, 2026.

Quarterly Results 2Q26 | **Gerdau S.A.** 17

Quarterly Results 2Q26 | Gerdau S.A. 18 RETURN TO SHAREHOLDERS 1 – Dividends consider the amounts resolved to be paid on September 11, 2026, and buyback considers operations carried until June 30, 2026. 2 – Measurement calculated considering payout and shares repurchased divided by the parent company’s Net income after recording the reserves provided for in its Bylaws. CAPITAL MARKETS On June 30, 2026, Gerdau S.A. shares were priced at R$20.78/share (GGBR4), R$17.84/share (GGBR3) and US$4.04/share (GGB). The Company voluntarily complies with the standards of the Level 1 Corporate Governance listing segment of B3 S.A., the Brazilian stock exchange, where its shares are traded, with high standards in information disclosure, transparency, and corporate governance. In the U.S. market, Gerdau S.A. shares have been traded in the New York Stock Exchange since 1999 through the issuance of Level II ADRs, which requires compliance with all the registrations set forth in the Securities Act, of 1933, and information disclosure requirements in the Securities Exchange Act, of 1934. SHARE PERFORMANCE VS. IBOVESPA (BASE 100) Source: Bloomberg

GGBR4 LIQUIDITY


12,272
192
146
188
260
253
2Q25
3Q25
4Q25
1Q26
2Q26
Average daily financial volume (R$ million)
Average daily number of shares (thousands)

Source: Bloomberg

GGB LIQUIDITY


13,219
12,175
16,447
20,242
37
37
57
81
83
2Q25
3Q25
4Q25
1Q26
2Q26
Average daily financial volume (US$ million)
Average daily number of shares (thousands)

On June 30, 2026, the Company's share capital comprised 717,138,819 common shares and 1,268,017,330 preferred shares, of which 128,000 common shares and 21,847,510 preferred shares were held in treasury. On the same date, Gerdau S.A.'s market cap [3] totaled approximately R$40.8 billion. In 2Q26, the free float of common and preferred shares accounted for nearly 63.5% of total shares, reaching 1,259,790,542 shares.

FREE FLOAT DISTRIBUTION (GGBR4): B3 + NYSE
REFERENCE DATE 06/30/2026


19%
81%
Local investors
Foreign investors

OWNERSHIP STRUCTURE (GGBR3 + GGBR4)
REFERENCE DATE 06/30/2026


1%
35%
64%
Other shareholders
Treasury
Controlling shareholders

RATINGS

AGENCY	NATIONAL SCALE	GLOBAL SCALE	OUTLOOK	LAST UPDATE
Standard & Poors	brAAA	BBB	Stable	May, 2026
Fitch Ratings	brAAA	BBB	Positive	July, 2026
Moody's	-	Baa2	Stable	March, 2026

⇩ **Credit Rating Agencies Reports**

[3] The market cap considers only outstanding shares, not including shares held in treasury.

Quarterly Results 2Q26 | **Gerdau S.A.** 19

Quarterly Results 2Q26 | Gerdau S.A. 20 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) 06/30/2026 12/31/2025 CURRENT ASSETS Cash and cash equivalents 5,155,232 5,929,170 Short-term investments 285,262 445,627 Trade accounts receivable - net 5,999,384 4,810,640 Inventories 16,099,611 14,731,081 Tax credits 976,030 1,282,249 Income and social contribution taxes recoverable 292,107 685,811 Dividends receivable 4,875 4,981 Fair value of derivatives 20,965 36,623 Other current assets 605,183 678,899 29,438,649 28,605,081 NON-CURRENT ASSETS Tax credits 1,464,650 1,429,324 Deferred income taxes 2,590,506 2,561,980 Judicial deposits 170,028 150,893 Other non-current assets 346,099 387,708 Prepaid pension cost 9,328 9,328 Investments in associates and joint ventures 3,700,806 3,944,474 Goodwill 11,279,805 11,995,727 Right of use 1,485,416 1,271,462 Other Intangibles 689,658 691,365 Property, plant and equipment, net 30,797,768 30,640,833 52,534,064 53,083,094 TOTAL ASSETS 81,972,713 81,688,175

Quarterly Results 2Q26 | Gerdau S.A. 21 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) 06/30/2026 12/31/2025 CURRENT LIABILITIES Trade accounts payable - domestic market 4,371,025 3,641,918 Trade accounts payable - debtor risk 427,181 381,415 Trade accounts payable - imports 1,383,765 986,338 Short-term debt 587,576 897,295 Debentures 42,174 44,609 Taxes payable 389,171 400,293 Income and social contribution taxes payable 104,032 289,862 Payroll and related liabilities 840,963 915,508 Leasing payable 478,164 386,472 Employee benefits 679 594 Environmental liabilities 234,572 382,800 Fair value of derivatives 967 3,306 Other current liabilities 1,397,422 1,557,010 10,257,691 9,887,420 NON-CURRENT LIABILITIES Long-term debt 8,564,420 8,877,457 Debentures 4,363,919 4,362,790 Deferred income taxes 399,746 353,828 Provision for tax, civil and labor liabilities 2,383,460 2,292,412 Environmental liabilities 326,507 237,865 Employee benefits 355,120 404,085 Leasing payable 1,134,181 1,002,689 Other non-current liabilities 452,921 471,140 17,980,274 18,002,266 EQUITY Capital 24,273,225 24,273,225 Capital reserves 11,597 11,597 Treasury stocks (514,193) (520,067) Retained earnings 22,587,280 23,054,501 Transactions with non-controlling interests without change of control (2,904,670) (2,904,670) Other reserves 10,091,315 9,670,807 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 53,544,554 53,585,393 NON-CONTROLLING INTERESTS 190,194 213,096 EQUITY 53,734,748 53,798,489 TOTAL LIABILITIES AND EQUITY 81,972,713 81,688,175

Quarterly Results 2Q26 | Gerdau S.A. 22 INCOME STATEMENT GERDAU S.A. CONSOLIDATED STATEMENTS OF INCOME In thousands of Brazilian reais (R$) For the three-month period ended For the six-month period ended 06/30/2026 06/30/2025 06/30/2026 06/30/2025 NET SALES 17,870,632 17,525,750 34,586,293 34,901,086 Cost of sales (15,041,444) (15,495,203) (29,463,238) (30,923,986) GROSS PROFIT 2,829,188 2,030,547 5,123,055 3,977,100 Selling expenses (189,195) (205,407) (374,758) (399,319) General and administrative expenses (328,059) (351,505) (664,371) (700,463) Other operating income 30,774 77,346 87,512 101,721 Other operating expenses (47,661) (89,456) (96,086) (136,930) Impairment of financial assets (17,318) (2,631) (45,731) (6,579) Equity in earnings of unconsolidated companies 54,632 26,443 136,695 35,713 INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES 2,332,361 1,485,337 4,166,316 2,871,243 Financial income 112,333 140,766 238,214 294,848 Financial expenses (452,705) (456,639) (895,496) (893,288) Buyback of bonds - (39,646) - (39,646) Exchange variations, net 30,779 28,074 46,167 34,315 Income and social contribution taxes 1,854 (7,294) (17,121) (38,856) INCOME BEFORE TAXES 2,024,622 1,150,598 3,538,080 2,228,616 Current (559,231) (348,373) (1,023,997) (623,193) Deferred 655 62,272 (34,682) 16,878 Income and social contribution taxes (558,576) (286,101) (1,058,679) (606,315) NET INCOME 1,466,046 864,497 2,479,401 1,622,301

CASH FLOW

GERDAU S.A.
CONSOLIDATED STATEMENTS OF CASH FLOW
In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended	
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Cash flows from operating activities				
Net income for the period	1,466,046	864,497	2,479,401	1,622,301
Adjustments to reconcile net income for the period to net cash provided by operating activities:				
Depreciation and amortization	920,775	936,543	1,823,169	1,810,379
Equity in earnings of unconsolidated companies	(54,632)	(26,443)	(136,695)	(35,713)
Exchange variation, net	(30,779)	(28,074)	(46,167)	(34,315)
(Gains) Losses on derivative financial instruments, net	(1,854)	7,294	17,121	38,856
Post-employment benefits	63,321	67,717	138,675	145,762
Long-term incentive plans	35,418	41,330	75,023	82,232
Income tax	558,576	286,101	1,058,679	606,315
Losses on disposal of property, plant and equipment	8,702	11,669	13,918	20,260
Impairment of financial assets	17,318	2,631	45,731	6,579
Provision (Reversal) of tax, civil, labor and environmental liabilities, net	40,907	(54,987)	91,299	(27,370)
Interest income on short-term investments	(31,832)	(30,702)	(76,964)	(72,693)
Interest expense on debt and debentures	269,107	314,435	551,371	573,375
Interest expense on lease liabilities	39,703	33,226	71,368	66,391
Reversal of net realizable value adjustment in inventory, net	(8,398)	(9,981)	(33,655)	(7,454)
	3,292,378	**2,415,256**	**6,072,274**	**4,794,905**
Changes in assets and liabilities				
(Increase) Decrease in trade accounts receivable	(31,944)	256,365	(1,273,725)	(938,903)
(Increase) Decrease in inventories	(995,524)	170,341	(1,870,511)	(333,718)
Increase (Decrease) in trade accounts payable	94,886	(712,356)	1,231,795	219,511
Increase in other receivables	(13,427)	(5,353)	(18,467)	(10,538)
Increase (Decrease) in other payables	143,472	(128,890)	(173,709)	(587,477)
Dividends from associates and joint ventures	269,612	7,486	287,866	27,103
Purchases of short-term investments	(93,680)	(352,381)	(96,773)	(489,680)
Proceeds from maturities and sales of short-term investments	156,369	320,664	335,866	622,257
Cash provided by operating activities	**2,822,142**	**1,971,132**	**4,494,616**	**3,303,460**
Interest paid on loans and financing	(590,646)	(465,351)	(629,614)	(547,286)
Interest paid on lease liabilities	(39,703)	(33,226)	(71,368)	(66,391)
Income and social contribution taxes paid	(656,777)	(458,083)	(749,311)	(774,451)
Net cash provided by operating activities	**1,535,016**	**1,014,472**	**3,044,323**	**1,915,332**
Cash flows from investing activities				
Purchases of property, plant and equipment	(1,064,263)	(1,659,430)	(2,232,238)	(3,498,150)
Proceeds from sales of property, plant and equipment, investments and other intangibles	5,223	16,287	9,538	30,066
Additions in other intangibles	(38,275)	(41,000)	(75,450)	(74,388)
Payment for acquisition of company control	-	(240,093)	-	(673,272)
Capital increase in joint ventures	-	-	(89)	(88,800)
Net cash used in investing activities	**(1,097,315)**	**(1,924,236)**	**(2,298,239)**	**(4,304,544)**
Cash flows from financing activities				
Purchases of treasury stocks	(104,882)	(491,612)	(311,273)	(772,504)
Dividends and interest on capital paid	(363,012)	(260,767)	(550,053)	(463,399)
Proceeds from loans and financing	226,763	6,894,932	308,206	8,144,166
Repayment of loans and financing	(164,726)	(2,852,773)	(464,726)	(2,907,289)
Leasing payment	(133,153)	(118,125)	(244,545)	(234,908)
Net cash (used) provided in financing activities	**(539,010)**	**3,171,655**	**(1,262,391)**	**3,766,066**
Exchange variation on cash and cash equivalents	(19,344)	(240,502)	(257,631)	(643,734)
(Decrease) Increase in cash and cash equivalents	(120,653)	2,021,389	(773,938)	733,120
Cash and cash equivalents at beginning of period	5,275,885	6,479,544	5,929,170	7,767,813
Cash and cash equivalents at end of period	**5,155,232**	**8,500,933**	**5,155,232**	**8,500,933**

Quarterly Results 2Q26 | **Gerdau S.A.** 23

RESULTS BY BUSINESS SEGMENT

GERDAU S.A.

INFORMATION BY BUSINESS SEGMENT

In thousands of Brazilian reais (R$)

	Brazil	North America	South America	Eliminations	Consolidated
2Q26 RESULTS					
Shipments (tonnes)	1,351,937	1,346,828	282,010	(72,866)	2,907,909
Net revenues	6,685,729	10,126,084	1,279,042	(220,223)	17,870,632
Cost of goods sold	(6,356,498)	(7,797,952)	(1,107,970)	220,976	(15,041,444)
Gross Profit	**329,231**	**2,328,132**	**171,072**	**753**	**2,829,188**
Gross Margin	*4.9%*	*23.0%*	*13.4%*	-	*15.8%*
SG&A	(221,426)	(181,357)	(42,610)	(71,861)	(517,254)
Other operating (expenses) revenue	(24,758)	14,719	1,925	(8,773)	(16,887)
Depreciation and amortization	573,601	272,643	74,531	-	920,775
Proportional EBITDA from operations with jointly controlled entities	48,323	165,700	-	-	214,023
Adjusted EBITDA	**704,971**	**2,599,837**	**204,918**	**(79,881)**	**3,429,845**
Adjusted EBITDA Margin	*10.5%*	*25.7%*	*16.0%*	-	*19.2%*
EBITDA/tonelada - R$/ton	**521**	**1,930**	**727**	**-**	**1,179**

	Brazil	North America	South America	Eliminations	Consolidated
1Q26 RESULTS					
Shipments (tonnes)	1,324,392	1,276,212	305,723	(95,355)	2,810,972
Net revenues	6,271,107	9,349,474	1,396,003	(300,923)	16,715,661
Cost of goods sold	(6,053,064)	(7,429,536)	(1,241,250)	302,056	(14,421,794)
Gross Profit	**218,043**	**1,919,938**	**154,753**	**1,133**	**2,293,867**
Gross Margin	*3.5%*	*20.5%*	*11.1%*	-	*13.7%*
SG&A	(222,473)	(187,875)	(42,452)	(69,075)	(521,875)
Other operating (expenses) revenue	(16,253)	11,242	2,810	10,514	8,313
Depreciation and amortization	550,303	281,608	70,483	-	902,394
Proportional EBITDA from operations with jointly controlled entities	48,106	227,233	-	-	275,339
Adjusted EBITDA	**577,726**	**2,252,146**	**185,594**	**(57,428)**	**2,958,038**
Adjusted EBITDA Margin	*9.2%*	*24.1%*	*13.3%*	-	*17.7%*
EBITDA/tonne - R$/ton	**436**	**1,765**	**607**	**-**	**1,052**

	Brazil	North America	South America	Eliminations	Consolidated
2Q25 RESULTS					
Shipments (tonnes)	1,356,471	1,255,518	288,432	(77,198)	2,823,223
Net revenues	7,316,603	9,139,026	1,331,189	(261,068)	17,525,750
Cost of goods sold	(6,794,331)	(7,744,464)	(1,219,042)	262,634	(15,495,203)
Gross Profit	**522,272**	**1,394,562**	**112,147**	**1,566**	**2,030,547**
Gross Margin	*7.1%*	*15.3%*	*8.4%*	-	*11.6%*
SG&A	(255,018)	(203,979)	(42,003)	(55,912)	(556,912)
Other operating (expenses) revenue	(2,344)	31,325	782	(41,873)	(12,110)
Depreciation and amortization	545,917	316,785	78,192	(4,351)	936,543
Proportional EBITDA from operations with jointly controlled entities	66,424	96,603	-	-	163,027
Adjusted EBITDA	**877,251**	**1,635,296**	**149,118**	**(100,570)**	**2,561,095**
Adjusted EBITDA Margin	*12.0%*	*17.9%*	*11.2%*	-	*14.6%*
EBITDA/tonne - R$/ton	**647**	**1,302**	**517**	**-**	**907**

Quarterly Results 2Q26 | **Gerdau S.A.** 24

	Brazil	North America	South America	Eliminations	Consolidated
RESULTS 6M26					
Shipments (tonnes)	2,676,329	2,623,041	587,732	(168,221)	5,718,881
Net revenues	12,956,836	19,475,558	2,675,045	(521,146)	34,586,293
Cost of goods sold	(12,409,562)	(15,227,488)	(2,349,220)	523,032	(29,463,238)
Gross Profit	**547,274**	**4,248,070**	**325,825**	**1,886**	**5,123,055**
Gross Margin	*4.2%*	*21.8%*	*12.2%*	-	*14.8%*
SG&A	(443,899)	(369,232)	(85,062)	(140,936)	(1,039,129)
Other operating (expenses) revenue	(41,011)	25,961	4,735	1,741	(8,574)
Depreciation and amortization	1,123,904	554,251	145,014	-	1,823,169
Proportional EBITDA from operations with jointly controlled entities	96,429	392,933	-	-	489,362
Adjusted EBITDA	**1,282,697**	**4,851,983**	**390,512**	**(137,309)**	**6,387,883**
Adjusted EBITDA Margin	*9.9%*	*24.9%*	*14.6%*	-	*18.5%*
EBITDA/tonne - R$/ton	**479**	**1,850**	**664**	**-**	**1,117**

	Brazil	North America	South America	Eliminations	Consolidated
RESULTS 6M25					
Shipments (tonnes)	2,787,585	2,484,550	525,328	(115,771)	5,681,692
Net revenues	14,810,821	17,907,219	2,696,697	(513,651)	34,901,086
Cost of goods sold	(13,493,414)	(15,517,701)	(2,424,828)	511,957	(30,923,986)
Gross Profit	**1,317,407**	**2,389,518**	**271,869**	**(1,694)**	**3,977,100**
Gross Margin	*8.9%*	*13.3%*	*10.1%*	-	*11.4%*
SG&A	(480,806)	(416,907)	(87,359)	(114,710)	(1,099,782)
Other operating (expenses) revenue	(7,276)	31,263	5,230	(64,426)	(35,209)
Depreciation and amortization	1,035,283	627,240	147,856	-	1,810,379
Proportional EBITDA from operations with jointly controlled entities	108,625	201,902	-	-	310,527
Adjusted EBITDA	**1,973,233**	**2,833,016**	**337,596**	**(180,830)**	**4,963,015**
Adjusted EBITDA Margin	*13.3%*	*15.8%*	*12.5%*	-	*14.2%*
EBITDA/tonne - R$/ton	**708**	**1,140**	**643**	**-**	**874**

Quarterly Results 2Q26 | **Gerdau S.A.** 25

Quarterly Results 2Q26 | Gerdau S.A. 26 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER With 125 years of history, Gerdau is Brazil’s largest producer of steel, and a leading supplier of long and special steel globally. In Brazil, Gerdau also produces flat steel and iron ore. Dedicated to empowering individuals who shape the future, the Company is a benchmark for internationalization in the Brazilian industrial sector. It is present in several countries in the Americas and relies on 30,000 employees across all its operations. Gerdau has 29 steel production units, including 13 industrial units in North America. Recognized as the largest recycler in Latin America, Gerdau utilizes scrap as a significant raw material, with nearly 70% of its steel production derived from scrap. Annually, it transforms 10 million tonnes of scrap into a diverse range of steel products. As a result of its sustainable production matrix, Gerdau currently has one of the lowest average greenhouse gas (CO₂e) emissions, accounting for half the global average for the sector. Gerdau shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges (NYSE). For more information, visit the Investor Relations website: https://ri.gerdau.com/

Rafael Japur Vice President and Investor Relations Officer Mariana Velho Dutra IR Manager Ariana Pereira Renata Albuquerque Arthur Alves Trovo Adriana Costa Adriana Costa Follow Gerdau on Social Media IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com Press e-mail: atendimentogerdau.br@bcw-global.com